Proxy Statement
                   Pursuant to Section 14(a) of the
                    Securities Exchange Act of 1934
                         (Amendment No. ____)

Filed by the Registrant (x)
Filed by a Party other than the Registrant(   )

Check the appropriate box:

(     )Preliminary Proxy Statement
(     )Confidential, for Use of the Commission Only (as permitted by
       Rule 14a-6(e)(2))
( X )  Definitive Proxy Statement
(     )Definitive Additional Materials
(     )Soliciting Material Pursuant to Rule 240.14a-11(c) or Rule
       240.14a-12

                  Network Systems International, Inc.
           (Name of Registrant as Specified In Its Charter)

     ____________________________________________________________
Name of Person(s) Filing Proxy Statement, if other than the Registrant

Payment of Filing Fee (Check the appropriate box):
(x )   No fee required.
(  )   Fee computed on table below per Exchange Act Rules 14a-6(i)(1)
       and 0-11.

       1) Title of each class of securities to which transaction applies:

       2) Aggregate number of securities to which transaction applies:

       3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

       4) Proposed maximum aggregate value of transaction:

       5) Total fee paid:

(  )   Fee paid previously with preliminary materials.
(  )   Check box if any part of the fee is offset as provided by
       Exchange Act Rule
       0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
       1)     Amount Previously Paid  _________________________
       2)     Form, Schedule or Registration Statement No.: ________
       3)     Filing Party  ____________________________________
       4)     Date Filed:  _____________________________________

                  NETWORK SYSTEMS INTERNATIONAL, INC.
                         200 North Elm Street
                   Greensboro, North Carolina  27401


               NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                     TO BE HELD FEBRUARY 20, 1998


TO THE STOCKHOLDERS OF NETWORK SYSTEMS INTERNATIONAL, INC.:


       NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Network Systems International, Inc., a Nevada corporation (the "Company"), will be held on February 20, 1998, at 11:00 A.M. local time at 200 North Elm Street, Greensboro, North Carolina for the following purposes:

1. To elect directors to serve for the ensuing year and until their successors are elected and has qualified, or until such director's earlier death, resignation or removal.

2. To ratify the selection of Pender Newkirk & Company as independent auditors of the Company for its fiscal year ending September 30, 1998.

3. To authorize the issuance of up to 2,500,000 shares of common stock of the Company at a secondary offering upon further approval of the Board of Directors.

4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

       The Board of Directors has fixed the close of business on January 15, 1998, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

                            By Order of the Board of Directors

                            /s/ William C. Ray

                            William C. Ray
                            Secretary


Greensboro, North Carolina
January 20, 1998



Greensboro, North Carolina
January 20, 1998




       ALL STOCKHOLDERS are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name.


                  NETWORK SYSTEMS INTERNATIONAL, INC.
                         200 North Elm Street
                   Greensboro, North Carolina  27401
                            (336) 271-8400
                      ___________________________

                            PROXY STATEMENT
                      ___________________________

                  For Annual Meeting of Stockholders
                           February 20, 1998

            INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

       The enclosed proxy is solicited on behalf of the Board of Directors of Network Systems International, Inc., a Nevada corporation, (the "Company"), for use at the Annual Meeting of Stockholders to be held on February 20, 1998, at 11:00 A.M. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at 200 North Elm Street, Greensboro, North Carolina 27401. The Company intends to mail this proxy statement and accompanying proxy card on or about January 20, 1998, to all stockholders entitled to vote at the Annual Meeting. Holders of the Company's common stock, par value $.001 per share (the "Common Stock") are entitled to one vote per share on the matters to be considered at this Annual Meeting.

SOLICITATION

       The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

VOTING RIGHTS AND OUTSTANDING SHARES

       Only holders of record of Common Stock at the close of business on January 15, 1998 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on January 15, 1998 the Company had outstanding and entitled to vote 5,851,176 shares of Common Stock.

       Each holder of record of Common Stock on such date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

       All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Abstentions will be counted towards the votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Abstentions and broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether a matter has been approved.

REVOCABILITY OF PROXIES

       Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 200 North Elm Street, Greensboro, North Carolina 27401, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

STOCKHOLDER PROPOSAL

       Proposals of stockholders that are intended to be presented at the Company's 1998 Annual Meeting of Stockholders must be received by the Secretary of the Company not later than February 10, 1998 in order to be included in the proposals presented at the Annual Meeting.

                              PROPOSAL 1
                         ELECTION OF DIRECTORS

       There are seven nominees for the ten Board positions presently authorized in the Company's Bylaws, subject to confirmation by the Company. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal.

       Shares represented by executed proxies will be voted, if authority to do so has not been withheld, for the election of the seven nominees listed below. In the event any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

       Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote.

NOMINEES

       Each of the nominees named below except Rick King, is currently a director of the Company and was elected at the annual meeting of shareholders held on March 4, 1997.

       At the time of the annual meeting, if any of the nominees named below is not available to serve as a director (an event which the Board of Directors does not now anticipate), the proxies will be voted for the election as directors of such other person or persons as the Board of Directors may designate, unless the Board of Directors, in its discretion, adopts a resolution reducing the number of directors.

       Set forth below are the names and ages of the nominees, the principal occupation of each, the year in which first elected a director of the Company, the business experience of each for at least the past five years and certain other information concerning each of the nominees.

                                                            Director
    Name of Nominee       Age      Principal Occupation       Since
Robbie M. Efird           34    Chairman of the Board,        1986
                                President and Chief
                                Executive Officer,
                                Network Systems
                                International, Inc.

E.W. "Sonny" Miller, Jr.  55    Senior Vice President-        1985
                                Marketing/Sales
                                Network Systems
                                International, Inc.

David F. Christian        43    Director Business Systems     1990
                                Network Systems
                                International, Inc.

James W. Moseley          52    Director Customer             1992
                                Relations
                                Network Systems
                                International, Inc.

David P. Reynolds         49    Independent Consultant        1997

Rick Tuberosa             34    Chairman of the Board,        1997
                                President and Chief
                                Executive Officer,
                                Palm State Equities, Inc.

Richard R. King           36    Director Manufacturing       Nominee
                                Execution Systems
                                Network Systems
                                International, Inc.

       Robbie M. Efird has served as a director of the Company and its predecessors since March, 1986. In addition, Mr. Efird has served as Chairman of the Board, President and Chief Executive Officer of the Company since June, 1994. Mr. Efird created the original design module for the Company's proprietary software in 1986 and has continuously directed design activities of the Company since that time. Mr. Efird is a magna cum laude graduate of the DeVry Institute.

       E.W. "Sonny" Miller, Jr. has served as a director of the Company and its predecessors since 1985 and has held various positions as a member of the executive staff of the Company since that time. Currently, Mr. Miller serves as Senior Vice President and directs the Company's marketing and sales efforts.

       David F. Christian has served as a director of the Company since 1990. Mr. Christian has served in several positions as a member of the executive staff of the Company and currently serves as Director of Business Systems under the Company's recent corporate reorganization structure.

       James W. Moseley has served as a director of the Company since 1993. Mr. Moseley currently serves as Director of Customer Relations. Prior to joining Network, Mr. Moseley served as MIS Director of the Automotive Business Unit of Guilford Mills, Inc. and as a programmer/analyst at the Navy's Commander-in-Chief Atlantic Fleet Headquarters.

       David P. Reynolds: Mr. Reynolds served as President of the automotive group with Collins and Aikman from 1973 until 1991 and thereafter as President of worldwide automotive operations and Senior Vice President of corporate affairs for Guilford Mills, Inc. from 1991 through 1993. Since that time, Mr. Reynolds has owned and operated an independent consulting service providing management and manufacturing advisory reports to Boards of Directors of major manufacturing entities and to IBM's customer focus groups.

       Rick Tuberosa: From 1989 to present, Mr. Tuberosa has been employed by Palm State Equities, Inc. He currently serves as President, CEO and Chairman of the Board. Prior to 1989 Mr. Tuberosa represented E.F. Hutton, Shearson Lehman Hutton, Raymond James Financial and First Investors Corporation. Mr. Tuberosa has extensive knowledge of the financial markets. In 1996 Mr. Tuberosa was selected as an Honored Member of the Cambridge Who's Who Registry of Business Leaders.

       Richard R. King: Mr. King joined the Company in 1990 and currently serves as Director of Manufacturing Execution Systems and is responsible for research and development of new technologies in both software and hardware areas.

BOARD COMMITTEES AND MEETINGS

       During the fiscal year ended September 30, 1997 the Board held three meetings. The Board has an Audit Committee, Compensation
Committee and an Executive Committee.

       The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss financial statements; reviews financial and auditing issues of the Company; recommends to the Board that the independent auditors be retained; receives and considers the accountant's comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls and makes recommendations to the Board. The Audit Committee consists of three members.

       The Board's Compensation Committee meets annually to review the annual compensation of officers and other key associates of the Company, bonuses for associates and other remuneration considerations, and makes recommendations to the Board. The Compensation Committee consists of three members and met at the conclusion of the Company's fiscal year end.

       The Board's Executive Committee meets at least semi-annually to discuss the Company's progress in meeting the goals of its published business plan and makes recommendations to the Board as to actions deemed appropriate and necessary to fulfill the established goals.
The Committee consists of five members of the Board and the Company's General Counsel and Secretary. The Committee met on four occasions during the Company's 1997 fiscal year.


        The Board of Directors recommends a vote FOR proposal 1



                              PROPOSAL 2

           RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

       The Board of Directors has selected Pender Newkirk & Company as the Company's independent auditors for the fiscal year ended September 30, 1998 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. Pender Newkirk & Company has audited the Company's books and records since the Company went public in April of 1996. A representative of Pender Newkirk is expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.


The Board of Directors recommends a vote FOR proposal 2


PROPOSAL 3
Secondary Offering of Common Stock

       The Board of Directors has under consideration a plan to initiate a secondary offering of up to 2,500,000 shares of common stock of the Company. Such offering, if initiated and successful, would allow the Company to raise capital for acquisitions, mergers and other purposes in order to rapidly grow the Company. This proposal would allow the Board of Directors to undertake the potential offering without further action on the part of shareholders.

The Board of Directors recommends a vote FOR proposal 3


SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The following table sets forth certain information regarding the ownership of the Company's common stock as of January 15, 1998 by:
(1) each nominee for director; (2) each of the executive officers named in the summary compensation table; (3) all executive officers and directors of the Company as a group; and (4) all those known by the Company to be beneficial owners of more than five percent of its Common Stock.

                                  Beneficial Ownership (1)
Beneficial Owner             Number of Shares   Percent of Total

Robbie M. Efird (2)                 2,179,293       37.24
E.W. "Sonny" Miller, Jr.(3)         1,233,547       21.08
David F. Christian                    715,698       12.23
James W. Moseley                      475,698        8.13
William C. Ray                        332,385        5.68
Richard R. King                       111,483        1.90
Tony A. Lee                            79,311        1.36
Rick Tuberosa (4)                      45,000        0.77
David P. Reynolds                       5,019        0.09
All Executive Officers and Directors
 as a Group (9 persons)             5,177,434       88.48

(1) This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise noted and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 5,851,176 shares outstanding as of January 15, 1998, adjusted as required by rules promulgated by the Securities and Exchange Commission (SEC).

(2) Mr. Efird beneficially holds 10,000 shares of common stock of the Company on behalf of his minor son.

(3) Includes 1,250 shares of common stock of the Company held by Mr. Miller's wife.

(4) Mr. Tuberosa is the owner-operator and majority shareholder of Palm State Equities, Inc. and holds the stock as beneficial owner of such shares.


Compliance with the Reporting Requirements of Section 16(a)

       Section 16(a) of the Securities and Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. All such forms required to be filed by the SEC were timely filed.

                        EXECUTIVE COMPENSATION

Compensation of Directors

       The current directors of the Company receive no remuneration for their services as members of the Board of Directors or for their service on various committees of the Board. However, it is anticipated that as additional and outside directors are elected, a remuneration program will be developed whereby both cash consideration is paid and stock options are awarded.

Compensation of Executive Officers

                        SUMMARY OF COMPENSATION

       The following table shows for the fiscal years ended 1995, 1996 and 1997, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and its other most highly compensated executive officer at September 30, 1997 (the "Named Executive
Officers"):

                      SUMMARY COMPENSATION TABLE

                                           Annual Compensation
                                                                               Securities
Name and Principal                                 Other Annual   Restricted   Underlying     LTIP      All
Position             Year     Salary     Bonus($)  Compensation      Stock      Options/     Payouts   Other
                                                                  Awards ($)      SARs         ($)    Compen-
                                                                                   (#)                 sation
Robbie M. Efird      1997   $152,500               $2,493.34(3)
(1)(2)               1996                           1,038.00(3)
Chairman of the      1995     63,541(4)                 N/A
Board
President and Chief              N/A(5)
Executive Officer
Acting CFO

E.W. "Sonny"         1997   $100,000               $4,418.76(3)
Miller, Jr. (1)(2)   1996                           2,125.00(3)
Senior Vice          1995     58,500(4)                  N/A
President
Marketing/Sales                  N/A(5)

(1) The salary figures presented represent the salary compensation of the named executives for the period
      October 1, 1996 through September 30, 1997 since the
      Company changed its fiscal year end. No other executive officers would meet the reporting requirements.

(2) The named executive officers have entered into long term employment contracts with the Company for a period of five years with three, five-year renewable options. The contracts provide that if the named executive is wrongfully terminated, then, and in that event, the Company would provide salary continuation to the named executive through the term of the contract.

(3) Represents the value of estimated personal use of Company owned vehicles and the value of disability insurance premiums paid by the Company under a salary continuation program.

(4) The salary figures presented represent the salary compensation of the named executives for the period May, 1996 through September 30, 1996 since the Company operated as a private company reporting as a SubChapter S corporation prior to that time. No other executive officers would meet the reporting requirements.

(5) No information provided since the Company was a SubChapter S corporation at the time.



                         CERTAIN TRANSACTIONS

       On April 18, 1997, Robbie M. Efird, Chairman of the Board and CEO of the Company borrowed $60,278 for purposes of paying taxes on undistributed income while the Company was a SubChapter S corporation. Mr. Efird signed a note to the Company for the funds borrowed which bears interest at a rate of 5% per annum and is secured by common stock in the Company individually owned by Mr. Efird. Additionally, two other directors/executive officers of the Company borrowed funds under the same terms and conditions as Mr. Efird.

       The Company's policy is to enter into agreements with each of its directors and executive officers providing for the indemnification of such persons to the fullest extent permitted by law for any liability they may incur by reason of their service as officers and/or directors of the Company.

       The Company entered into twenty year employment agreements with five of its executives calling for annual salaries totaling no less than $195,000.

       In December, 1996, the Company entered into an agreement with Palm State Equities, Inc. ("Palm State") to promote the sale of a private placement preferred stock offering. Upon completion of the offering, the Company entered into a stock promotion agreement with Palm State whereby the Company awarded Palm State 45,000 shares of the Company's common stock upon completion of certain terms and conditions. Additionally, Palm State has earned 30,000 shares of the Company's common stock for promotion. The additional shares are payable upon the Company applying for and being accepted for the NASDAQ's Small Cap Market. Mr. Tuberosa, a Director of the Company, is the Chairman of the Board and majority shareholder of Palm State.


                             OTHER MATTERS

       The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

                            By Order of the Board of Directors

                            /s/ William C. Ray

                            William C. Ray
                            Secretary

January 20, 1998















       A COPY OF THE COMPANY'S ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-KSB FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1997 IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO:
CORPORATE SECRETARY, NETWORK SYSTEMS INTERNATIONAL, INC., 200 NORTH ELM STREET, GREENSBORO, NORTH CAROLINA 27401.

PROXY CARD

       Please mark votes
       As in this sample
(A box is drawn with an X inside the square)

________________________________

NETWORK SYSTEMS
   INTERNATIONAL, INC.
________________________________


RECORD DATE SHARES






    Please be sure to sign     Date
and date this Proxy.




__________________________        __________________
Stockholder sign here             Co-owner sign here

This proxy is solicited by the Board of Directors. If no specification is made, this Proxy will be voted FOR Proposals 1, 2, and 3.

1.     Election of Directors                  With-      For All
                                     For      Hold       Except
   Robbie M. Efird   E. W. Miller,
   David Christian   Jr.
   Richard King      James Moseley
   Rick Tuberosa     David
                     Reynolds

  INSTRUCTION: To withhold authority to vote for any nominee, mark the "For All Except" box and strike a line through the nominee's name in the list above.

                                     For      Against      Abstain

2.     Proposal to approve the
  appointment of Pender Newkirk &
  Company as independent auditors

3.     Proposal to approve
  secondary offering of common
  stock


Discretion will be used with respect to such other matters as may properly come before the meeting or at any adjournments thereof.

Mark box at right if an address change has been noted on the bottom of this card.

Please sign name as it appears on stock certificate. Only one of several joint owners need sign. Fiduciaries should give full title.


____________________________________________________________
                  NETWORK SYSTEMS INTERNATIONAL, INC.

                    ANNUAL MEETING OF STOCKHOLDERS
                           FEBRUARY 20, 1998

               Proxy Solicited by the Board of Directors

The undersigned hereby appoints Robbie M. Efird and William C. Ray, or either of them, with full power of substitution in each, proxies (and if the undersigned is a proxy, substitute proxies) to vote all Common Stock of the undersigned in Network Systems International, Inc. at the Annual Meeting of Stockholders of such Company to be held on February 20, 1998, and at any and all adjournments thereof, with authority to vote such stock on the matters set forth above and upon such other matters as may properly come before the meeting.

PLEASE MARK, DATE, SIGN AND MAIL THIS PROXY PROMPTLY IN THE
ENCLOSED POSTAGE-PAID ENVELOPE.

Has Your Address Changed?
__________________________________________________________________

__________________________________________________________________

__________________________________________________________________